FOXO Technologies Inc.

February 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	FOXO Technologies Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 10, 2023

File No. 333-268980

Acceleration Request

Requested Date: Tuesday, February 14, 2023

Requested Time: 3:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-268980) (the “Registration Statement”) to become effective on Tuesday, February 14, 2023, at 3:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

FOXO Technologies Inc.

By:	/s/ Tyler Danielson
Tyler Danielson
Interim Chief Executive Officer

FOXO Technologies Inc. – 729 N. Washington Ave., Suite 600, Minneapolis, MN 55401– Tel: 612.562.9447